April 4, 2012

To: All applicable Exchanges and Commissions

Subject: Atna Resources Ltd. Notice of Meeting and Record Date:

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Security Holders for the subject Issuer.

Meeting Type:	Annual and Special Meeting
Record Date For Notice:	May 1, 2012
Record Date For Voting:	May 1, 2012
Meeting Date:	June 5, 2012
Meeting Location:	Bull, Housser & Tupper LLP
3000 Royal Centre, 1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 3R3

Issuer	Description	Cusip Number	ISIN
Atna Resources Ltd.	Common Shares	04957F101	CA0497F1018

Sincerely,

ATNA RESOURCES LTD.

(Signed) “Valerie K. Kimball”

Valerie K. Kimball

Corporate Secretary